OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: May 31, 2012 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 333-138342
CUSIP NUMBER 75061TAC8

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Rafaella Apparel Group, Inc.
Full Name of Registrant

Former Name if Applicable

1411 Broadway
Address of Principal Executive Office (Street and Number)

New York, New York 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rafaella Apparel Group, Inc. (the “Company”) currently has outstanding senior secured notes which mature on June 15, 2011 (the “Senior Notes”) and an amended and restated credit facility with HSBC Bank USA, National Association (the “Credit Facility”) which expires on June 10, 2011.  The Company is currently exploring and evaluating various strategic and restructuring alternatives, including but not limited to long-term financing, with respect to both the Senior Notes and the Credit Facility in advance of their respective maturity and expiration dates.  As of June 30, 2010, the Company had cash on hand of approximately $20.6 million, outstanding principal amount of Senior Notes of approximately $71.9 million, no direct debt borrowings with respect to its Credit Facility, and approximately $10.2 million of letters of credit outstanding under the Credit Facility.  Additionally, as of the date of this filing, the Company is current with respect to all of its obligations under the Credit Facility and the Senior Notes.

Upon the maturity of the Senior Notes, the Company is obligated to repay the outstanding principal amount of the Senior Notes of approximately $71.9 million.  Management is currently in the process of exploring the alternatives discussed above with respect to both the Senior Notes and the Credit Facility.  To-date, however, the Company has not been able to effect a restructuring or alternative financing.  In the event that it is unable to do so before the Senior Notes mature on June 15, 2011, the Company would be in default under the Senior Notes, which would have a material adverse effect on the business, financial condition, liquidity and operations of the Company; in the event that the Company is not able to effect a restructuring or alternative financing prior to the filing of its annual report on Form 10-K for its fiscal year ended June 30, 2010 (“Form 10-K”), the financial statements set forth in the Form 10-K will contain a reference to the fact that the absence of such a restructuring or alternative financing raises substantial doubt about the Company’s ability to continue as a going concern.

As a result of the substantial resources and considerable time and effort the Company has devoted to evaluating various strategic and restructuring financing alternatives, the Company’s ability to complete its financial statements required to be disclosed on a timely basis have been impacted.  Therefore, the Company is not able to file its annual report on Form 10-K within the prescribed time period without an unreasonable effort and expense.  The Company expects that it will file its Form 10-K on or before October 13, 2010, as required by Rule 12b-25.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Lance D. Arneson	(212)	403-0300
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This Notification of Late Filing on Form 12b-25 contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements included in this Notification of Late Filing on Form 12b-25 that address activities, events or developments that the Company expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “intends,” “plans,” “anticipates,” “believes,” “seeks,” “estimates,” and words or phrases of similar import. The Company intends that all forward-looking statements be subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995.

Rafaella Apparel Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 29, 2010	By	/s/ Lance D. Arneson
Name: Lance D. Arneson
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).